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Filed by Deutsche Telekom AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: T-Online International AG

Exchange Act File Number 82-5125

Deutsche Telekom.
Merger of T-Online into
Deutsche Telekom.
October 10, 2004.

[Logo]

Disclaimer.

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are identified by words such as “will,” “expects,” “anticipates,” “plans,” “intends,” “believes” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors, risks and uncertainties with respect to: our expectations regarding the merger share ratio, the timing and completion of the merger and earnings improvements, synergies and other benefits expected from the merger; convergence of telecoms and ISP business models and the development of the market for broadband services and Internet services generally; competitive opportunities and the behavior of other market participants; the timing and scope of any purchases of Deutsche Telekom or T-Online shares by Deutsche Telekom; and the risk factors detailed in our Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

You are advised to read the prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom AG expects that a prospectus will be filed with the Securities and Exchange Commission. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission’s website at www.sec.gov, at the SEC’s public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Whenavailable, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany, and/or Deutsche Telekom, Inc., Attention: Investor Relations, 101 East 52nd East, 17th Floor, New York, New York 10022.

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Deutsche Telekom.
Merger of T-Online into
Deutsche Telekom.
October 10, 2004.

Kai-Uwe Ricke
CEO, Deutsche Telekom

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Transaction Overview.
Deutsche Telekom to pursue a statutory merger of T-Online
into Deutsche Telekom.

•                     Further development of broadband market requires complete integration of T-Online International AG (“T-Online”) and Deutsche Telekom AG (“Deutsche Telekom”)

•                     Integration to be effected via statutory merger (“Verschmelzung”) of T-Online into Deutsche Telekom under the German Transformation Act (“UmwG”) which involves an exchange of T-Online shares for Deutsche Telekom shares

•                     Deutsche Telekom has been advised by KPMG, based on a preliminary IDW-S1 discounted future earnings analysis performed by KPMG, that the merger exchange ratio of T-Online into Deutsche Telekom based on current expectations of future developments will be below current market from the perspective of T-Online shareholders

•                     Deutsche Telekom intends to repurchase own shares during 2005 tothe extent required to eliminate any increase in the total number of shares outstanding as a result of the merger

•                     In order to provide liquidity and price certainty to T-Online shareholders who wish to sell their shares rather than wait for the completion of the merger, Deutsche Telekom will initiate a voluntary cash tender offer at a cash price of € 8.99 per T-Online share

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Transaction Rationale.
A Key Step for the Broadband Model of the Future.

•                     Increasing convergence of telecoms and ISP business models in broadband

•                     Roll-out of combined Voice, Internet, TV (“triple-play”) services will drive Deutsche Telekom broadband strategy going forward:

•                     Triple-play strategy to push broadband to the next phase of growth, with TV as additional broadband platform for mass-market

•                     Integrated offerings to enhance ARPU and customer retention, improve T-Com position in voice market

•                     Full ownership of the broadband customer relationship is essential for the roll-out and success of triple-play services

•                     Merger of T-Online into Deutsche Telekom required to achieve this

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Transaction Rationale.
Fully Realise the Broadband Opportunity.

Pushing broadband to the mass-market	“Broadband for Germany”: moving ahead of schedule
[Graphic]	[Graphic]
• Broadband penetration (end 2003)	• DSL subscribers in million

Source: Gartner Dataquest (July 2004)	*incl. Resale T-DSL

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Transaction Rationale.
Structural Simplicity.

More efficient management of broadband	• Single customer relationship • More effective delivery of advanced broadband services

Integrated offerings	• Modular offerings to enhance customer relationships • Improved position in voice market

Cross-selling	• Leverage Deutsche Telekom’s customer base • Lower SACs

Leverage strengths of T-Online and T-Com	• T-Com network strengths: platform provider, open standards • T-Online expertise as innovator: product development, content aggregation and multi-partnering

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Transaction Rationale.
Strong Financial Rationale.

•     Rationale for the IPO no longer applies due to industry developments
      •     Few acquisition targets remain in the industry of scale that require separate acquisition currency
      •     Significant decline in valuation differential

•     Product and pricing decisions will be simplified in rationalizedstructure

•     All potential synergies will be carefully explored
      •     Elimination of duplication
      •     Enabling the new business model

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Transaction Rationale.
Fully Leverage Strengths of T-Online and T-Com.

Objective • Create new triple-play broadband platform • Enable integrated offerings

[Graphic]

	TV “lean-backward”	Internet, PC “lean-forward”	Voice

“Multi-device”	T-Online(1)		T-Com(2)

Basic Services Connectivity	T-Online(1)	T-Online(1)	T-Com2(2)

Access Network & Transport	T-Com

(1) T-Online as product brand and marketing arm for IP-based services (BtC)

(2) T-Com responsible for voice (PSTN), access and network / transport

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Transaction Rationale.
Clear Roles and Responsibilities.

Governance
•      Integrated governance of Broadband/Fixed Line SBU by Executive Committee
•      Walter Raizner to chair Executive Committee
•      Separate P&L responsibilty for T-Com and T-Online

Branding
•      Broadband/Fixed-Line SBU branded T-Com
•      T-Online as product brand and marketing arm for all IP-based services for the mass market

Organisation
•      T-Online as separate organisational unit
•      T-Online management and employees to play the key role in driving forward the new broadband strategy

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Deutsche Telekom.
Merger of T-Online into
Deutsche Telekom.
October 10, 2004.

Karl-Gerhard Eick
CFO, Deutsche Telekom

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Transaction Structure and Financial Impact.
Key Elements and Underlying Rationale.

•      Deutsche Telekom plans to pursue a statutory merger (“Verschmelzung”) of T-Online into Deutsche Telekom under the German Transformation Act (“UmwG”)

•      Only structure providing certainty of 100% ownership of the T-Online business which is the cornerstone of the transaction rationale

•      Structure involves IDW S1 valuation standard

•      Transaction expected to be completed in second half of 2005

•      Deutsche Telekom intends to repurchase own shares during 2005 tothe extent required to eliminate any increase in total shares outstanding as a result of the merger

•      In order to provide liquidity and price certainty to T-Online shareholders who wish to sell their shares rather than wait for the completion of the merger, Deutsche Telekom will initiate a cash tender offer at a cash price of € 8.99 per T-Online share

•      Deutsche Telekom has made a proposal to invite T-Online’s Board of Management to enter into discussions as soon as possible

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Transaction Structure and Financial Impact.
Overview of German Statutory Merger Process.

•                  German merger law requires that an independent court appointed merger auditor (“Verschmelzungsprüfer”) review the appropriateness of the merger exchange ratio for both shareholder groups

•                  As a matter of German merger practice, each company will appointan accounting firm to act as appraiser to help ascertain the preliminary exchange ratio.

•                  The appraiser performs a discounted future earnings valuation
(“Ertragswertgutachten”) of T-Online and Deutsche Telekom in accordance with the valuation guidelines known as IDW S1 published by the GermanInstitute of Chartered Accountants (“InstitutderWirtschaftsprüfer e.V.”)

•                  Both German law and practice and the valuation guidelines of IDWS1 set out clear procedures for the valuations which, in turn, are required for the determination of the exchange ratio

•                  Accordingly, Deutsche Telekom has appointed KPMG as its appraiser and expects T-Online to appoint its own appraiser in due course

•                  Each party will then have its own appraiser perform valuations in accordance with IDW S1, with the objective of establishing an exchange ratio to be reviewed by the court appointed auditor

•                  Final step is approval by the shareholders of T-Online and Deutsche Telekom, unless certain exceptions under the UmwG(§62) apply

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Transaction Structure and Financial Impact.
Illustrative Financial Impact of Transaction.

Key illustrative assumptions:

•                  Total number of free-float T-Online shares: 1,223.9 m x 26.07% = 319 m

•                  Although it is not clear what percentage of the free float will be tendered, we have, for illustrative purposes assumed 50% of free float T-Online shares tendered, 50% of shares exchanged for Deutsche Telekom shares inmerger

•                  The merger ratio will be determined later in the process and but we believe will be below market ratio from T-Online shareholders perspective.  For illustrative purposes, we have used a T-Online into Deutsche Telekom exchange ratio of 0.5907 based on the current respective market prices

•                  We have also assumed for this illustration that the Deutsche Telekom share price for the share buy-back is € 15.22

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Transaction Structure and Financial Impact.
Illustrative analysis of required cash outlay.

Tender Offer

•      Number of shares tendered: 50% x 319 m = 159.5 m

•      Tender offer price: € 8.99

•      Cash outlay for tender offer: 159.5 m  x € 8.99 = € 1,434 m

Merger

•      T-Online’s shares exchanged in a merger : 50% x 319 m = 159.5 m

•      Assumed illustrative merger exchange ratio: 0.5907 x

•      Number of Deutsche Telekom shares issued in merger: 0.5907 x 159.5 m = 94.2 m

Share buyback

•      Number of Deutsche Telekom shares to be repurchased: 94.2 m

•      Illustrative price per Deutsche Telekom share: € 15.22

•      Cash outlay for share repurchase: 94.2 m x € 15.22 = € 1,434 m

Illustrative total cash outlay: € 2,868 m

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Transaction Structure and Financial Impact.
Illustrative analysis of financial impact on Deutsche
Telekom’searnings per share.

Illustrative post-tax financing cost of illustrative € 2,868 m cash outlay assuming interest rate of 5%:

•                  € 2,868 x 5% interest rate x (1 – 38.5% tax rate) = € 88.2 m

Increased Deutsche Telekom share of T-Online 2005 net income (i.e. elimination of minorities share of net T-Online 2005 income)

•                  Current IBES consensus forecast for T-Online 2005 net income: € 374.5 m

•                  Increased Deutsche Telekom share of T-Online 2005 net income: 26.1% x € 374.5 m = € 97.7 m

•                  Impact on Deutsche Telekom 2005 net income on a pro forma basis: € 97.7m – € 88.2 m = € 9.5 m  (€ 0.002 per Deutsche Telekom share)

Currently the merger exchange ratio and number of shares that will be tendered into the tender offer have not been determined, but we expect the impact on Deutsche Telekom’s EPS to be accretive

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Transaction Structure and Financial Impact.
Indicative timetable.

•	Announcement of the transaction	09 Oct 2004
•	Start of voluntary tender offer	Mid/late-Nov 2004
•	Earliest expected signing of merger agreement/exchange ratio by both companies followed by the review of the independent court appointed auditor	Mid-Jan 2005
•	Closing of voluntary tender offer	End-Jan 2005
•	Approval of merger by relevant shareholders	Mid-2005
•	Merger expected to be completed	H2 2005

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